UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31335 / November 12, 2014

In the Matter of

BLACKROCK ADVISORS, LLC
BLACKROCK FUNDS
FDP SERIES, INC.

55 East 52nd Street
New York, NY 10055

(File No. 812-13784)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

BlackRock Advisors, LLC, BlackRock Funds, and FDP Series, Inc. filed an application on June
17, 2010, and amendments to the application on November 22, 2013, May 9, 2014, and October
3, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as
from certain disclosure requirements. The order permits applicants to enter into and materially
amend subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On October 16, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31291). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by BlackRock Advisors, LLC, et al. (File No. 812-13784) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary